Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, North Carolina 27609

November 18, 2011

Securities and Exchange Commission, Division of Finance
Attn: Jeffrey Riedler
100 F Street N.E
Washington, D.C. 20549

Re:           Dynamic Nutra Enterprises Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed August 31, 2011
File No. 333-176587

Dear Mr. Riedler:

We are in receipt of your comment letter dated September 27, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Form S-1

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make appropriate changes in accordance with our comments.

2.
Your registration statement relates to the resale by security holders of shares purchased in the September 2010 private placement. It is inaccurate to attribute the proceeds of the September 2010 private placement to the resale of the common stock by the selling security holders pursuant to this registration statement. Please revise your disclosure throughout the registration to clearly differentiate the proceeds of the September 2010 private placement and the resale transaction registered herein. Please delete all references to your receipt of proceeds from this transaction or proceeds from the resale of the common stock.

·
For example, please delete the statement on the cover page that “We will receive $190,000 in proceeds from the sale of the common stock,” delete the similar disclosure on page 4 of your prospectus summary and revise your disclosure on page 10 to clarify that you will not receive any proceeds from the sale of common stock by the selling security holders pursuant to this registration statement.

·	As another example, the disclosure under “Use of Proceeds” should be removed as you are not receiving any proceeds from this offering.

RESPONSE:
We have revised the Registration Statement to clarify that the shares being registered relates to the resale by security holders of shares purchased in the September 2010 private placement. In addition, we have differentiated the proceeds of the September 2010 private placement and the resale transaction with respect to the Registration Statement.

Prospectus Summary, page 4

The Offering, page 4

3.
Please revise your disclosure of common stock outstanding to be as of a date as practicably recent to the date of the prospectus as possible. This amount should include the 2,040,000 shares of common stock held by the selling security holders that are currently issued and outstanding.

RESPONSE:
We have revised our disclosure in the Prospectus Summary section of our Registration Statement to clarify that the number of common stock outstanding to reflect a total of 7,040,000 which includes the 2,040,000 shares of common stock held by the selling security holders.

Risk Factors, page 6

4.
Please expand your disclosure to add a risk factor that discloses the risks to your business as a result of the inclusion of a going concern assumption in the report of your independent registered public accounting firm. Please also disclose in this risk factor that the auditor’s going concern opinion may have a detrimental effect on your ability to obtain additional funding.

RESPONSE:
We have revised our Registration Statement to include a risk factor regarding a risk to our business resulting from the inclusion of a going concern assumption in the report of our independent registered public accounting, and the effect that the going concern assumption may have on our ability to obtain additional funding.

5.
You disclose on page 15 that you currently only have two employees who work 20 hours per week. Please expand your disclosure to add a risk factor that discloses the risks to your business resulting from the fact that you do not have any full time employees and that your officers and directors have other full-time employment.

RESPONSE:
We have revised our Registration Statement to include a risk factor regarding a risk to our business resulting from the fact that we do not have any full-time employees, and that our only two part-time employees also maintain other full-time employment.

6.
Based on your disclosures on page 21, it appears that in the past five years, your officers and directors do not have any work experience in marketing nutraceuticals or health supplements. Accordingly, please expand your disclosure to add a risk factor that discloses the risks to your business resulting from the fact that your officers and directors do not have any recent work experience in marketing nutraceuticals or health supplements.

RESPONSE:
We have revised our Registration Statement to include a risk factor regarding a risk to our business resulting from the fact that our Officers and Directors do not have any work experience in marketing nutraceuticals or health supplements.

7.
If true, please expand your disclosure to add a risk factor that discloses that in the event you are able to become a distributor for Xango, your officers and directors do not have experience in recruiting and maintaining distributors in a direct sales network and the resulting risks to your business.

RESPONSE:
We have revised our Registration Statement to include a risk factor regarding a risk to our business resulting from the fact that even if we are able to become a distributor for Xango, our Officers and Directors do not have any experience in recruiting and maintaining distributors in a direct sales network.

“We have limited operating history and face many of the risks…” page 6

8.	Please expand your disclosure to disclose the amount of your revenues received to date and accumulated deficit as of May 31, 2011 or, if available, as of August 31, 2011.

RESPONSE:
We have expanded our disclosure in the appropriate risk factor to specific the amount of revenues the Company has recognized as of August 31, 2011, as well as the Company’s accumulated deficit from inception through August 31, 2011.

“We need additional capital to develop our business,” page 6

9.	Please expand your disclosure to estimate your expectation of how long the proceeds of the September 2010 private placement will fund your business.

RESPONSE:	We have expanded our disclosure in the appropriate risk factor to disclose that we believe we have sufficient capital to fund the Company into the third quarter of 2012.

“Our growth strategy reflected in our business plan may be unachievable...,” page 7

10.
Please expand your risk factor disclosure, or add a new risk factor, to discuss the risks associated with elements of your growth plan focused on building a network marketing organization within Xango’s current network marketing organization, for example, if you are unable to finalize an agreement with Xango or are unable to recruit distributors to your network.

RESPONSE:
We have revised our Registration Statement to include an additional risk factor regarding a risk to our business resulting from the risks associated with our growth plan focusing on building a network marketing organization within Xango’s current marketing organization if we are unable to finalize an agreement with Xango, or if we are unable to recruit distributors to our network.

“Our Articles of Incorporation provide for indemnification of officers…” page 8

11.
Your Articles of Incorporation, filed as Exhibit 3.1, do not include an indemnification provision. Please revise your disclosure here and on pages 23 and 25 to clarify that this provision is only included in your By-Laws. Alternatively, please file a copy of your amended articles of incorporation which include this provision.

RESPONSE:
We have made the appropriate revisions throughout the Registration Statement to clarify that only our bylaws include an indemnification provision. In that regard, we have removed all references relating to the prior statement that our Articles of Incorporation including such indemnification provisions.

Plan of Distribution, page 12

12.
Please revise your disclosure throughout your registration statement, including here, page 11 and 16 and your cover page, to clarify the status of your application to obtain listing on the OTCBB. On page 12 you disclose that you will file a listing application concurrently with the filing of the prospectus but on page 16 you disclose that you will file such application on effectiveness of the prospectus. Please revise accordingly throughout the filing.

RESPONSE:
We have made the appropriate revisions throughout the Registration Statement to clarify that will be seeking to obtain a listing on the OTCBB concurrently with the filing of our Registration Statement.

Description of Business, page 14

13.
We note your reference to risks related to the “regulatory requirements in the intellectual marketplace” included on page 7 in the risk factor titled “Our growth strategy reflected in our business plan may be unachievable or may not result in profitability.” Please expand your disclosure to include a discussion of the applicable regulatory requirements to which you have referred and describe the regulatory framework to which your business may be subject. Please see Item 101(h)(4)(ix) of Regulation S-K.

RESPONSE:
We have revised the relevant risk factor to delete reference to the regulatory requirements in the intellectual marketplace, as we believe there is no such applicable regulatory requirement with respect to the nutraceutical items we seek to market.

14.	Please expand your disclosure to include a discussion of the competitive conditions of the dietary supplement industry and the acne treatment industry. Please see Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:
We have revised our disclosure in the Description of Business section of our Registration Statement to include a discussion of our competitors in the dietary supplement industry and the acne treatment industry.

The Company, page 14

15.
Please delete references throughout the registration statement to your role as a manufacturer as it appears your sole business function is the resale and marketing of Viasalus provided pursuant to your agreement with Viasalus. We expect that there will be substantial revisions to the registration statement as a result of this comment.

RESPONSE:	We have made the appropriate revisions throughout the Registration Statement to clarify that our sole business plan is to engage in the resale and marketing of Viasalus.

16.
We note your disclosure on page 14 that “Users reported that DNE’s Viasalus… eliminates their acne in an average of 90 days.” Please expand your disclosure here and on page 19 to include the following:

–	Describe the “users,” indicate the number of “users” that reported results and describe the acne conditions of such “users” upon initiation of the study;
–	Indicate the nature of use by the “users,” for example the number of supplements taken daily;
–	Describe any other controlled or common conditions of use;
–	Describe how results were measured;
–	Disclose any adverse conditions or results experienced by “users” during the course of their use of Viasalus; and
–	Disclose the number of “users” for which Viasalus was not effective or discontinued treatment.

RESPONSE:	We have removed the above noted disclosure in the Registration Statement.

Marketing and Sales, page 14

17.
Please expand your disclosure to indicate the current status of your website development and when you plan to launch your website and advertising campaign. Product Line Extension through Xango™ Network, page 15

RESPONSE:	We have revised our disclosure to disclose the current status of our website development and our plan to launch the website in early 2012.

18.
Please disclose the status of your plans to “tap into the highly successful network marketing organization, Xango.” If you have not entered into an agreement, please expand your disclosure throughout the registration statement, including on pages 15 and 20, to state that you have not entered into an agreement and may never do so.

RESPONSE:	We have revised our Registration Statement to disclose that we have entered into a distributor agreement with Xango.

19.
Please disclose the source of the statements here and on page 20 that “Xango is today the fourth largest direct sales company in the U.S. behind industry heavyweights Avon, Amway and Mary Kay” and “[t]he combination of products that deliver obvious health benefits and a lucrative shared profits rate structure helped Xango grow to a $1 billion company during its first five years.” Alternatively, please delete these statements.

RESPONSE:	We have removed reference to the statement that “Xango is today the fourth largest direct sales company in the U.S. behind industry heavyweights Avon, Amway and Mary Kay.”

20.
Please disclose how you intend to recruit distributors to your network marketing organization. If recruited distributors will be your employees, please indicate how proceeds will be shared between the company and the employee-distributor. Further, please indicate whether recruited distributors will also sell Beta Glucan along with Xango products.

RESPONSE:
We have revised our disclosure on page 20 of the Registration Statement to explain the nature of how we intend to recruit distributors, the status of our distributor’s employment, and how we intend to share the proceeds with such distributors. In addition, we have also clarified that the distributors will not sell Viasalus.

21.
You disclose here and on page 20 that “[t]he company will retain 50 percent of proceeds for the Xango products it sells to the first-level of distributors and 15 percent of proceeds for the Xango products sold to the second-level of distributors – those distributors recruited by the first-level distributors.” Please clarify how you are defining proceeds. In addition, to the extent known, please expand your disclosure to disclose the percentage of the Xango products’ sales price which you will retain as a distributor and upon sales by first-level and second-level distributors.

RESPONSE:
We have revised our disclosure to explain how we define the term “proceeds,” as well as disclosed the percentage of Xango products’ sales price we will retain as a distributor and upon sales by first-level and second-level distributors.

Agreement with Viasalus, LLC, page 15

22.	As your sole supplier of Beta Glucan, your agreement with Viasalus, LLC appears to be material. Please file a copy of your agreement with Viasalus pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:	We have filed a copy of our agreement with Viasalus, LLC as Exhibit 10.2 to the Registration Statement.

Description of Property, page 15

23.	Please indicate whether your principal executive office location is owned or leased. Please see Item 102 of Regulation S-K.

RESPONSE:	We have revised our disclosure to explain that we own the property where our principal executive office is located.

Market for Common Equity and Related Stockholder Matters, page 16

24.	Please update your disclosure with respect to the availability of Rule 144 for the resale of the shares issued in the September 20, 2011 private placement.

RESPONSE:
We have revised the “Market for Common Equity and Related Stockholder Matters” of our Registration Statement to disclose the 2,040,000 shares of our common stock issued in the September 20, 2010 private placement are available under Rule 144 for resale.

Audited Consolidated Financial Statements

Statement of Operations, page F-4

25.
Please indicate on this statement, and elsewhere in the document, whether the revenue is product sales, commissions earned or interest income. If product sales have occurred, explain how you sell product without holding any inventory.

RESPONSE:	We have updated the statement of operations to identify the type of sales as sales commissions.

Notes to Financial Statements

(G) Revenue Recognition, page F-9

26.	Please clarify how you recognize revenue for your Beta Glucan product. In this regard, revise your revenue recognition policy to address both product revenue and commission revenue. In addition, disclose your accounting policy with regards to sales incentives you plan to offer your customers.

RESPONSE:	We have updated the footnotes to clarify our revenue recognition policy on Beta Glucan sales and to disclose our policy on sales incentives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 19

27.
You disclose here that your company was incorporated to “market and sell” Beta Glucan however in other areas of the document you indicate that the company will “manufacture and sell” Beta Glucan. In addition, you indicate under this heading that you “plan to” partner with a network marketing organization to sell Xango however in other parts of the document (i.e. under the heading (A) Organization on page F-7) you indicate that you “have” partnered with a network marketing organization to sell Xango. Please revise your document for consistency.

RESPONSE:
We have revised our Registration Statement to clarify that we will only market, and not sell, the Beta Glucan. In addition, we have also clarified that we have partnered with a network marketing organization to sell Xango.

28.
Please disclose the source of the following statements: “Supplements made up $40.5 billion of the total neutraceutical market in 2008 and are expected to grow to $48.8 billion by 2013. The U.S. leads the world with more than 32.8 percent of the global market share.”

RESPONSE:	We have revised our Registration Statement to amend the disclosure regarding the growth of the nutraceutical market, and have included the source of such information.

Marketing and Sales, page 19

29.	Please file a copy of your agreement with Paradigm pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:	A copy of the Paradigm agreement has been filed as Exhibit 10.3 to the Registration Statement.

30.
Please expand your disclosure to provide additional information regarding the research conducted by scientists working with Beta Glucan for optimized immune system support which indicated the proper recommended dosage. Your disclosure should, among other things:

–	Disclose the name of the drug used in this research and how this drug differs from Viasalus;
–	Clarify that you are marketing Viasalus as an acne treatment, not for an optimized immune system support;
–	Disclose whether research has been conducted for the proper recommended dosage of Viasalus as an acne treatment;
–	Describe the nature of the research;
–	Indicate the number of individuals subject to the research;
–	Disclose any adverse reactions or effects observed; and
–	Clarify whether this research was conducted by an independent third party.

RESPONSE:	We have revised our disclosure to remove reference made to such research conducted by scientists working with Beta Glucan.

Results of Operations, page 21

31.
You disclose that for the period from inception (June 8, 2010) through May 31, 2011 you had $1,425 in revenue. Please disclose how you derived the revenues. Directors, Executive Officers, Promoters and Control Persons, page 21

RESPONSE:
We have revised our disclosure to explain that the $1,425 in revenue during the period from inception (June 8, 2010) through May 31, 2011 was derived from the commissions received from the sale of Xango products.

32.	Please indicate the period during which Ms. Gignac worked for Geac, Inc.

RESPONSE:	We have revised our disclosure to explain that Ms. Gignac was employed by Geac, Inc. from 1993 to 2002.

33.	Please disclose Ms. Gignac’s 25 years of nutrition experience. Alternatively, please delete the reference to nutrition.

RESPONSE:	We have revised our disclosure to delete reference to Ms. Gignac’s nutrition experience.

Item 13. Other Expenses of Issuance and Distribution, page 25

34.
Please reconcile your disclosure on page 10 that offering expenses totaled $14,000 with your disclosure on pages 13 and 25 that total expenses are estimated to be more than $44,000. Please note that your disclosure should be made in light of the expenses attributable to the resale offering to be registered herein and should be differentiated from the expenses associated with the September 2010 offering.

RESPONSE:
We have revised our Registration Statement to delete reference to the expenses listed on page 10. In that regard, the Company estimates that its total expenses related to the filing of the Registration Statement will total approximately $44,198.68. This estimate is consistent throughout the Registration Statement.

Item 16. Exhibits, page 27

35.	Please file a copy of the consulting agreement described on page F-11 pursuant to which you have paid $25,000 for services as of May 31, 2011.

RESPONSE:	A copy of the consulting agreement has been filed as Exhibit 10.4 to the Registration Statement.

Ex. 23-1 Consent Of Independent Registered Public Accounting Firm

36.
Please have your auditors revise the consent to indicate the date of their accounting report as August 31, 2011 rather than July 15, 2011 as noted in this consent to properly reflect the date indicated on the audit report. Also correct the date of the financial statements to read May 31, 2011.

RESPONSE:	Our auditors have updated the consent to properly reflect the audit report date as July 15, 2011 and the consent to reference May 31, 2011.

Signatures, page 29

37.
Please revise your filing to include the signature of the principal financial officer and the principal accounting officer. If Ms. Cashwell or Ms. Gignac serves in either such capacity, please so indicate by caption in your amended filing. Please see Instructions 1 and 2 to the Signatures section of Form S-1.

RESPONSE:	We have updated the Registration Statement to include the signature of the principal financial officer and the principal accounting officer of the Company.

The Company acknowledges that:

–	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

–
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

–
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Donna Cashwell
Donna Cashwell Chief Executive Officer